Exhibit (a)(5)(iv)

PRESS RELEASE

Media

Colleen Rubart

Tel: 415-547-2368

Email: colleen.rubart@autodesk.com

Investors

David Gennarelli

Tel: 415-507-6033

Email: david.gennarelli@autodesk.com

Autodesk Closes Moldflow Tender Offer and Expects to Complete Acquisition Promptly

SAN RAFAEL, Calif., June 20, 2008 – Autodesk, Inc. (Nasdaq: ADSK) today announced that it has successfully completed its tender offer for shares of Moldflow Corporation.

Autodesk’s tender offer expired at 6:00 p.m., Eastern Daylight time, on Thursday, June 19, 2008. To date, Autodesk has purchased 11,622,163 shares, representing approximately 95% of the shares outstanding.

Autodesk expects to complete its acquisition by merger of Moldflow on June 25, 2008. As a result of the merger, all remaining outstanding shares of Moldflow which are not owned by Autodesk, Moldflow or any of their wholly-owned subsidiaries, will be canceled and automatically converted into the right to receive $22.00 per share, without interest, less any required withholding taxes. After the completion of the merger, Moldflow will be a wholly-owned subsidiary of Autodesk.

About Autodesk

Autodesk, Inc. is the world leader in 2D and 3D design software for the manufacturing, building and construction, and media and entertainment markets. Since its introduction of AutoCAD software in 1982, Autodesk has developed the broadest portfolio of state-of-the-art digital prototyping solutions to help customers experience their ideas before they are real. Fortune 1000 companies rely on Autodesk for the tools to visualize, simulate and analyze real-world performance early in the design process to save time and money, enhance quality and foster innovation.

Autodesk and AutoCAD are registered trademarks or trademarks of Autodesk, Inc. in the USA and/or other countries. All other brand names, product names or trademarks belong to their respective holders. Autodesk reserves the right to alter product offerings and specifications at any time without notice, and is not responsible for typographical or graphical errors that may appear in this document. © 2008 Autodesk, Inc. All rights reserved.

Forward-Looking Statements

This press release contains forward-looking statements, such as statements about the expected closing date of the merger. Statements regarding future events are based on Autodesk’s current expectations and are necessarily subject to associated risks related to, among other things, Autodesk’s ability to timely consummate the merger. Actual results may differ materially from those in previously provided projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Autodesk’s filings with the SEC, including its most recent filings on Form 10-K and Form 10-Q.

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